Exhibit 99.1

RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards issued by the International Accounting Standards Board. The effects of material differences between the financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

	Year ended December 31, 2024
		IFRS adjustments
Consolidated Statement of Operations	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax	Amounts as reported under IFRS
	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	11,719,027	-	(105,947)	-	-	11,613,080
Financing income	6,636,511	-	(105,947)	-	-	6,530,564
Total net revenue	17,165,656	-	(105,947)	-	-	17,059,709

Operating costs and expenses:
Facilitation, origination and servicing	2,900,704	-	-	(24,992)	-	2,875,712
Sales and marketing	1,725,877	-	-	(2,352)	-	1,723,525
General and administrative	449,505	-	-	(8,028)	-	441,477
Provision for loans receivable	2,773,323	(75,771)	-	-	-	2,697,552
Provision for financial assets receivable	296,857	-	-	-	68,598	365,455
Provision for contingent liabilities	478,404	518,454	-	-	-	996,858
Total operating costs and expenses	9,637,086	442,683	-	(35,372)	68,598	10,112,995

Income from operations	7,528,570	(442,683)	(105,947)	35,372	(68,598)	6,946,714
Income before income tax expense	7,892,422	(442,683)	(105,947)	35,372	(68,598)	7,310,566
Income tax expense	(1,644,306)	65,872	15,546	-	10,207	(1,552,681)

Net income	6,248,116	(376,811)	(90,401)	35,372	(58,391)	5,757,885

Net income attributable to ordinary shareholders of the Company	6,264,314	(376,811)	(90,401)	35,372	(58,391)	5,774,083

	Year ended December 31, 2025
		IFRS adjustments
Consolidated Statement of Operations	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax	Convertible senior notes	Amounts as reported under IFRS
	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)	(Note v)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenue, net of value-added tax and related surcharges:
Credit driven services	13,977,218	—	(38,962)	—	—	—	13,938,256
Financing income	8,569,063	—	(38,962)	—	—	—	8,530,101
Total net revenue	19,205,059	—	(38,962)	—	—	—	19,166,097

Operating costs and expenses:
Facilitation, origination and servicing	3,001,938	—	—	7,435	—	—	3,009,373
Sales and marketing	2,469,546	—	—	35	—	—	2,469,581
General and administrative	658,980	—	—	(16,107)	—	—	642,873
Provision for loans receivable	3,625,042	(123,936)	—	—	—	—	3,501,106
Provision for financial assets receivable	234,924	—	—	—	101,516	—	336,440
Provision for contingent liabilities	1,667,742	2,715	—	—	—	—	1,670,457
Total operating costs and expenses	12,526,640	(121,221)	—	(8,637)	101,516	—	12,498,298

Income from operations	6,678,419	121,221	(38,962)	8,637	(101,516)	—	6,667,799
Interest income, net	278,626	—	—	—	—	39,602	318,228
Fair value changes of convertible senior notes	—	—	—	—	—	540,021	540,021
Gain on debt extinguishment	270,135	—	—	—	—	(270,135)	—
Income before income tax expense	7,376,135	121,221	(38,962)	8,637	(101,516)	309,488	7,675,003
Income tax expense	(1,400,492)	(18,298)	5,881	—	15,324	—	(1,397,585)

Net income	5,975,643	102,923	(33,081)	8,637	(86,192)	309,488	6,277,418

Net income attributable to ordinary shareholders of the Company	5,989,691	102,923	(33,081)	8,637	(86,192)	309,488	6,291,466

	As of December 31, 2024
		IFRS adjustments
Consolidated Balance Sheet	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax	Amounts as reported under IFRS
	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)
	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	1,553,912	—	—	—	(1,545,875)	8,037
Amounts due from related parties	8,510	—	—	—	168	8,678
Loans receivable, net	26,714,428	—	(140,502)	—	—	26,573,926
Total current assets	42,780,568	—	(140,502)	—	(1,545,707)	41,094,359
Non-current assets:
Financial assets receivable, net-non current	170,779	—	—	—	(170,779)	—
Amounts due from related parties	51	—	—	—	—	51
Loans receivable, net-noncurrent	2,537,749	224,446	(17,023)	—	—	2,745,172
Deferred tax assets	1,206,325	135,222	—	—	(124,964)	1,216,583
Total non-current assets	5,352,050	359,668	(17,023)	—	(295,743)	5,398,952
TOTAL ASSETS	48,132,618	359,668	(157,525)	—	(1,841,450)	46,493,311

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Contract liabilities	—	—	—	—	295,578	295,578
Guarantee liabilities-stand ready	2,383,202	—	—	—	(2,383,202)	—
Guarantee liabilities-contingent	1,820,350	(284,558)	—	—	—	1,535,792
Other tax payable	109,161	—	(8,917)	—	—	100,244
Total current liabilities	17,472,209	(284,558)	(8,917)	—	(2,087,624)	15,091,110
Non-current liabilities:
Deferred tax liabilities	439,435	—	(23,202)	—	—	416,233
Total non-current liabilities	6,414,190	—	(23,202)	—	—	6,390,988
TOTAL LIABILITIES	23,886,399	(284,558)	(32,119)	—	(2,087,624)	21,482,098
SHAREHOLDERS' EQUITY
Additional paid-in capital	4,339,413	—	—	(17,867)	—	4,321,546
Retained earnings	20,952,340	644,226	(125,406)	17,867	246,174	21,735,201
TOTAL QFIN HOLDINGS, INC. EQUITY	24,190,043	644,226	(125,406)	—	246,174	24,955,037
TOTAL EQUITY	24,246,219	644,226	(125,406)	—	246,174	25,011,213

TOTAL LIABILITIES AND EQUITY	48,132,618	359,668	(157,525)	—	(1,841,450)	46,493,311

	As of December 31, 2025
		IFRS adjustments
Consolidated Balance Sheet	Amounts as reported under U.S. GAAP	Expected credit losses, net of tax	Effective interest rate on loans receivable, net of tax	Share-based compensation	Financial guarantee, net of tax	Convertible senior notes	Amounts as reported under IFRS
	(In thousands of Renminbi (“RMB”))
		(Note i)	(Note ii)	(Note iii)	(Note iv)	(Note v)
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
ASSETS
Current assets:
Financial assets receivable, net	1,510,205	—	—	—	(1,474,316)	—	35,889
Loans receivable, net	34,680,954	—	(195,477)	—	—	—	34,485,477
Prepaid expenses and other assets	772,999	—	1,921	—	—	—	774,920
Total current assets	49,481,458	—	(193,556)	—	(1,474,316)	—	47,813,586
Non-current assets:
Financial assets receivable, net-noncurrent	209,459	—	—	—	(209,459)	—	-
Loans receivable, net-noncurrent	4,002,159	348,382	(3,347)	—	—	—	4,347,194
Deferred tax assets	1,379,933	116,924	—	—	(109,640)	—	1,387,217
Total non-current assets	7,468,337	465,306	(3,347)	—	(319,099)	—	7,611,197

TOTAL ASSETS	56,949,795	465,306	(196,903)	—	(1,793,415)	—	55,424,783

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Accrued expenses and other current liabilities	2,935,726	—	—	—	—	(3,300)	2,932,426
Contract liabilities	—	—	—	—	361,468	—	361,468
Convertible senior notes-current	1,019,130	—	—	—	—	(1,019,130)	—
Guarantee liabilities-stand ready	2,314,865	—	—	—	(2,314,865)	—	—
Guarantee liabilities-contingent	1,872,149	(281,843)	—	—	—	—	1,590,306
Other tax payable	9,333	—	(9,333)	—	—	—	—
Total current liabilities	20,359,829	(281,843)	(9,333)	—	(1,953,397)	(1,022,430)	17,092,826

Non-current liabilities:
Deferred tax liabilities	320,149	—	(29,083)	—	—	—	291,066
Convertible senior notes-noncurrent	1,583,213	—	—	—	—	717,126	2,300,339
Total non-current liabilities	12,432,923	—	(29,083)	—	—	717,126	13,120,966
TOTAL LIABILITIES	32,792,752	(281,843)	(38,416)	—	(1,953,397)	(305,304)	30,213,792
SHAREHOLDERS' EQUITY
Additional paid-in capital	3,874,816	—	—	(26,504)	—	—	3,848,312
Retained earnings	24,502,158	747,149	(158,487)	26,504	159,982	309,488	25,586,794
Other comprehensive loss	(195,694)	—	—	—	—	(4,184)	(199,878)
TOTAL QFIN HOLDINGS, INC. EQUITY	24,114,915	747,149	(158,487)	—	159,982	305,304	25,168,863
TOTAL EQUITY	24,157,043	747,149	(158,487)	—	159,982	305,304	25,210,991

TOTAL LIABILITIES AND EQUITY	56,949,795	465,306	(196,903)	—	(1,793,415)	—	55,424,783

Notes:

(i)	Expected credit losses, net of tax

Under U.S. GAAP, ASC 326 requires recognition of allowances upon origination or acquisition of financial assets at an estimate to reflect expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) and adjusted as of each subsequent reporting period. Under IFRS Accounting Standards, in accordance with IFRS 9, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”) upon initial recognition. Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for loans receivable and guarantee liabilities to reflect the difference between IFRS 9 and ASC 326.

(ii)	Effective interest rate on loans receivable, net of tax

The Group recognizes revenue fees and interests charged to the borrowers over the lifetime of the loans using the effective interest method under “financing income” in the consolidated statement of operations. Under U.S. GAAP, the effective interest rate is computed on the basis of the contractual cash flows over the contractual term of the loan. Under IFRS Accounting Standards, the effective interest rate is computed on the basis of the estimated cash flows that are expected to be received over the expected life of a loan by considering all of the loan's contractual terms (e.g., prepayment and similar options). Accordingly, the reconciliation includes a difference in financing income and loans receivable as a result.

(iii)	Share-based compensation

The Group granted options and restricted shares with service condition only to employees and the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. The Group is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Group elects to account for forfeitures of all the rewards in the period they occur as a deduction to expense. While under IFRS Accounting Standards, the graded vesting method must be applied and in regard of forfeitures of the awards, the Group is required to estimate the forfeitures. Accordingly, the reconciliation includes an income of RMB35,372 and RMB8,637 in the consolidated statements of operations for each of the years ended December 31, 2024 and 2025, respectively.

(iv)	Financial guarantee, net of tax

Under U.S. GAAP, the Group adopted ASC 326, Financial Instruments – Credit Losses, which requires gross accounting for guarantee liability. As a result, at inception of the guarantee, the Group will recognize both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee liability is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the investors upon borrowers' default. Under IFRS Accounting Standards, according to IFRS 9 and IFRS 15, the Group chose to apply the accounting policy that guarantee premium receivable is accrued and the corresponding revenue recognized on a monthly basis as the service fees are due and collected by installment rather than upfront. After initial recognition, the Group subsequently measure the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(v)	Convertible senior notes

Under U.S. GAAP, the convertible senior notes of the Group were measured as a liability. Issuance costs related to the convertible senior notes were recorded as a direct deduction from the principal amount of the convertible senior notes, and the discount caused by issuance cost is amortized over the period from the date of issuance to the maturity date of the convertible senior notes, using the effective interest method. Under IFRS Accounting Standards, the convertible senior notes are designated as financial liabilities at fair value through profit or loss such that the convertible senior notes are initially recognized at fair value. Issuance costs related to the convertible senior notes were charged into profit or loss initially. Subsequent to initial recognition, the Group considered that the amounts of changes in fair value of the convertible senior notes that are attributed to changes in own credit risk of the convertible senior notes recognized in other comprehensive income were insignificant. The amounts of changes in fair value of the convertible senior notes are recognized in the profit or loss.

As of December 31, 2025, under U.S. GAAP, the carrying amount of RMB1,019,130 of the convertible senior notes are recorded as current liabilities as the Group had a plan to repurchase such portion of the convertible senior notes within one year and the Group repurchased such portion of the convertible senior notes in January 2026. Under IFRS Accounting Standards, the classification liabilities as current or non-current should not be affected by the management intentions or expectations to settle the liability within 12 months. The convertible senior notes are recorded as non-current liabilities as there were no contractual obligations for the Group to repurchase within one year as of December 31, 2025.

Tax impacts for each difference have been reflected in respective columns.

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